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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's earnings attributable to OP Units from operations (which includes a charge to income for depreciation and amortization expense) plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                        Year Ended December 31
                                     -----------------------------------------------------------
                                       2001         2000         1999         1998         1997
                                     -------      -------      -------      -------      -------
                                                      (unaudited, in thousands)
Earnings:
 Income before distribution to
      Preferred OP Units:            $47,246      $46,304      $37,435      $32,054      $27,927
 Add fixed charges other than
 capitalized interest                 31,016       29,651       27,289       23,987       14,423
                                     -------      -------      -------      -------      -------
                                     $78,262      $75,955      $64,724      $56,041      $42,350
                                     =======      =======      =======      =======      =======

Fixed Charges:
 Interest expense                    $31,016      $29,651      $27,289      $23,987      $14,423
 Preferred OP Unit distribution        8,131        7,826        3,663        2,505        2,505
 Capitalized interest                  3,704        3,148        2,230        1,045          756
                                     -------      -------      -------      -------      -------
 Total fixed charges                 $42,851      $40,625      $33,182      $27,537      $17,684
                                     =======      =======      =======      =======      =======

Ratio of earnings to
  fixed charges                         1.83         1.87         1.95         2.03         2.39
                                     =======      =======      =======      =======      =======